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                            March 2, 2022

       Corrado De Gasperis
       Chief Executive Officer
       Comstock Mining, Inc.
       117 American Flat Road
       Virginia City, NV 89440

                                                        Re: Comstock Mining,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed March 10,
2021
                                                            Form 10-Q for the
quarterly period ended September 30, 2021
                                                            Filed November 9,
2021
                                                            Response dated
February 2, 2022
                                                            File No. 001-35200

       Dear Mr. De Gasperis:

              We have reviewed your February 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 23, 2021 letter.

       Form 10-Q for the quarterly period ended September 30. 2021

       Item 1. Financial Statements
       2. Acquisition and Investments, page 16

   1. Please refer to comment 4 in our letter dated December 23, 2021. Based on the information provided at
Exhibit A of your letter dated February 2, 2022, it appears that summarized financial
information for your equity method investments in the aggregate was required in your
financial statements for the quarter ending September 30, 2021.
                                                        Rule 8-03(b)(3) of
Regulation S-X requires summarized information if the significance of any individual or any
combination of investees exceeds the 20% thresholds using any of
 Corrado De Gasperis
Comstock Mining, Inc.
March 2, 2022
Page 2
         the three tests in Rule 1-02(w) of Regulation S-X. Additionally, ASC 323-10-50-3c states that summarized information may be necessary if equity method investments are material in relation to the financial position and results of operations of an investor. Please revise your disclosures accordingly. Please also disclose which investments are accounted for using a lag basis.
5. Assets Held for Sale, page 23

2. We note your response to prior comment 5 does not adequately explain how the Silver
         Spring properties continue to qualify for the exception to the one-year requirement after more than two years have passed since the asset group was classified as held for sale.
         Please provide a detail analysis of ASC 360-10-45-11(c) that clearly describes the events or circumstances that arose during the two year period that contributed to the delay in sale and the specific actions you have taken to respond to these events or circumstances to allow you to conclude that the properties continue to be available for immediate sale in its present condition and that the sale continues to be probable. Please further describe any price reductions or renegotiations with Sierra Springs and the reasons why you believe the price continues to be reasonable in relation to the fair value of the Silver Spring properties.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparative Financial Information, page 51

3. We note your response to prior comment 7. Please explain how the one-time $812,500 contribution payment was originally recorded and identify its location and balance in the balance sheet as of September 30, 2021. In addition, please explain why the full amount of this capital contribution payment was recognized immediately against expenses whereas your recurring monthly and annual capital contributions are recognized over the term of the operating agreement on a straight line basis.
       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting
Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCorrado De Gasperis                          Sincerely,
Comapany NameComstock Mining, Inc.
                                                               Division of
Corporation Finance
March 2, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName